

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Robert A. Garechana
Executive Vice President and Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re: Equity Residential**
> **ERP Operating Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-12252**
> **File No. 000-24920**

Dear Robert A. Garechana:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2023

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Notes to Consolidated Financial Statements
17. Reportable Segments, page F-56

1. We note you do not appear to provide a reconciliation for your segment measure of profit or loss of Net operating income. In future periodic filings, including your subsequent interim Form 10-Q filings, please provide a reconciliation to reconcile your segment measure to Net (loss) income before income tax. Refer to ASC 280-10-50-30b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction